UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

BG Medicine, Inc.

File No. 333-164574 - CF#24653

_____

BG Medicine, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 29, 2010, as amended on February 12, 2010, March 12, 2010, August 31, 2010, November 8, 2010, February 1, 2011, and February 3, 2011.

Based on representations by BG Medicine, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3.1	through January 1, 2011
Exhibit 10.3.3	through January 1, 2011
Exhibit 10.4	through February 12, 2015
Exhibit 10.4.1	through February 12, 2015
Exhibit 10.5	through February 12, 2013
Exhibit 10.6	through May 25, 2011
Exhibit 10.7	through July 20, 2011
Exhibit 10.8	through December 22, 2011
Exhibit 10.9	through November 24, 2011
Exhibit 10.10	through July 28, 2011
Exhibit 10.11	through March 28, 2013
Exhibit 10.13	through March 12, 2013
Exhibit 10.14	through August 31, 2013
Exhibit 10.15	through November 5, 2015
Exhibit 10.16	through November 5, 2015
Exhibit 10.17	through January 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel